FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

May 10, 2004

Commission File Number 001-31335

AU Optronics Corp.
(Translation of registrant’s name into English)

No. 1 Li-Hsin Road 2
Science-Based Industrial Park
Hsinchu, Taiwan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  X   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
Not applicable

INDEX TO EXHIBITS

Item

1.	Taiwan Stock Exchange filing entitled, “The major resolutions of AUO 200 4 Annual General Shareholders’ Meeting”, dated April 29, 2004

2.	Taiwan Stock Exchange filing entitled, “The re-election of the Company’s directors and supervisors”, dated April 29, 2004

3.	Taiwan Stock Exchange filing entitled, “KY Lee is elected as Chairman unanimously by the Board of Directors”, dated April 30, 2004

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.

Date: May 10, 2004	By:	/s/ Max Weishun Cheng
		Name:	Max Weishun Cheng
		Title:	Chief Financial Officer

Item 1

AU Optronics Corp.
     April 29, 2004
English Language Summary

Subject: The major resolutions of AUO 2004 Annual General Shareholders’ Meeting

Regulation: Published pursuant to Article 2-18 of the Taiwan Stock Exchange's Operating Procedures for the Publication of Material Information by Listed Companies

Date of events: 2004/04/29

Content:

1.	Date of the shareholders' meeting: 2004/04/29

2.	Important resolutions:

(1)	The acceptance of 2003 business report and financial statements.

(2)	The approval of the revisions to "Article of Incorporation"

(3)	The re-election of directors and supervisors. The nine newly elected directors are Kuen-Yao Lee, Hsuan Bin Chan, Hsi-Hua Sheaffer Lee (Representative of BenQ Corporation), Po-Yen Lu(Representative of BenQ Corporation), Hui Hsiung (Representative of BenQ Corporation), Chin-Bing Peng (Representative of Darly 2 Venture LTd.),Vivien Huey-Juan Hsieh, Cheng-Chu Fan, and T.J. Huang. The three newly elected supervisors are Cheih-Chien Chao, Ko-Yung (Eric) Yu (Representative of BenQ Corporation), and Hsiu Hsing Hu (Representative of China Development Industrial Bank). The tenure of the newly elected directors and supervisors will commence on April 30, 2004, and shall expire 3 years from such date. The existing directors and supervisors shall be discharged from the office of directors and supervisors on April 29, 2004.

(4)	The approval of the proposal for 2003 profits distribution.

(5)	The approval of the capitalization of 2003 dividends and employee profit sharing.

(6)	The approval of the new rights issue to sponsor DR offering

(7)	The approval of the proposal to release Directors from non-competition restrictions

3.	Endorsement of the annual financial statements (indicate “yes” or “no”):yes

4.	Any other matters that need to be specified: N/A

Item 2

AU Optronics Corp.
April 29, 2004
English Language Summary

Subject: The Company's re-election of directors and supervisors at 2004 Annual General Shareholders' Meeting

Regulation: Published pursuant to Article 2-6 of the Taiwan Stock Exchange's Operating Procedures for the Publication of Material Information by Listed Companies

Date of events: 2004/04/29

Content:

1. Date of occurrence of the change:2004/04/29

2. Name and resume of the replaced director or supervisor:

Director: Kuen-Yao Lee, representative of BenQ Corporation

Director: Hsuan Bin Chan, representative of BenQ Corporation

Director: Hsi-Hua Sheaffer Lee, representative of BenQ Corporation

Director: Po-Yen Lu, representative of BenQ Corporation

Director: Lung-Cheng Liao, representative of CDIB Equity Inc.

Supervisor: Ko-Yung (Eric) Yu, representative of BenQ Corporation

3. Name and resume of the replacement:

Director: Kuen-Yao Lee

Director: Hsuan Bin Chen

Director: Hsi-Hua Sheaffer Lee, representative of BenQ Corporation

Director: Po-Yen Lu, representative of BenQ Corporation

Director: Hui Hsiung, representative of BenQ Corporation

Director: Chin-Bing Peng, representative of Darly 2 Venture Ltd.

Director: Vivien Huey-Juan Hsieh

Director: Cheng-Chu Fan

Director: T.J. Huang

Supervisor: Chieh-Chien Chao

Supervisor: Ko-Yung (Eric) Yu, representative of BenQ Corporation

Supervisor: Hsiu Hsing Hu, representative of China Development Industrial Bank

4. Reason for the change: Re-election

5. Number of shares held by the new director or supervisor at the time of appointment:

Director: Kuen-Yao Lee - 6,338,454 shares

Director: Hsuan Bin Chen - 4,289,165 shares

Director and Supervisor: BenQ Corporation - 626,067,086 shares

Director: Darly 2 Venture LTd. - 832,416 shares

Director: Vivien Huey-Juan Hsieh- 0 shares

Director: Cheng-Chu Fan- 0 shares

Director: T.J. Huang- 0 shares

Supervisor: Chieh-Chien Chao - 0 shares

Supervisor: China Development Industrial Bank - 55,177,917 shares

6. Original term of office (from __________ to __________): 2001/10/17 to 2004/10/16

7. Effective date of the new appointment: 2004/04/30

8. Rate of turnover of directors/supervisors of the same term: Re-election

9. Any other matters that need to be specified: N/A

Item 3

AU Optronics Corp.
April 30, 2004
English Language Summary

Subject: KY Lee is elected as Chairman unanimously by the Board of Directors

Regulation: Published pursuant to Article 2-6 of the Taiwan Stock Exchange's Operating Procedures for the Publication of Material Information by Listed Companies

Date of events: 2004/04/30

Content:

1. Date of the board of directors resolution:2004/04/30

2. Name and resume of the replaced chairman or president: KY Lee, representative of BenQ Corporation

3. Name and resume of the new chairman or president: KY Lee

4. Reason for the change: Re-election of directors and supervisors at 2004 annual general shareholders' meeting dated April 29, 2004.

5. Effective date of the new appointment: 2004/04/30

6. Any other matters that need to be specified: N/A